Largo Inc.

Annual Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in thousands / 000's of U.S. dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Largo Inc. (the "Company" or "Largo") for the years ended December 31, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and, where relevant, the choice of accounting principles.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained.

The board of directors (the "Board" or "Board of Directors") and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the independent auditors. The Audit Committee has the responsibility of meeting with management and the independent auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external independent auditors.

The Company's independent auditors audit the consolidated financial statements annually on behalf of the Company's shareholders. The Company's independent auditors have full and free access to management and the Audit Committee.

/s/ "Daniel Tellechea"	/s/ "Ernest Cleave"

Daniel Tellechea	Ernest Cleave

Interim Chief Executive Officer	Chief Financial Officer

March 22, 2024	March 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Largo Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Largo Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), statements of changes in equity, and statements of cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2022.

Toronto, Canada

March 22, 2024

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars

Consolidated Statements of Financial Position
		As at
	Notes	December 31, 2023	December 31, 2022
Assets
Cash		$42,714	$54,471
Restricted cash		712	470
Amounts receivable	4	25,598	20,975
Inventory	5	61,565	64,221
Prepaid expenses		6,534	14,007
Total Current Assets		137,123	154,144
Other intangible assets	6	6,153	7,263
Mine properties, plant and equipment	7	212,176	175,237
Vanadium assets	14	18,674	14,510
Deferred income tax asset	16(b)	7,495	4,596
Total Non-current Assets		244,498	201,606
Total Assets		$381,621	$355,750
Liabilities
Current portion of lease liability	8	$600	$581
Accounts payable and accrued liabilities	9	31,439	26,634
Deferred revenue		3,553	1,698
Debt	10	-	4,000
Current portion of provisions	11	6,863	6,060
Total Current Liabilities		42,455	38,973
Lease liability	8	925	1,473
Non-current accounts payable and accrued liabilities	9	724	326
Long term debt	10	75,000	36,000
Provisions	11	6,718	4,424
Total Non-current Liabilities		83,367	42,223
Total Liabilities		125,822	81,196
Equity
Issued capital	12	412,295	411,646
Equity reserves	13	12,200	14,138
Accumulated other comprehensive loss		(98,200)	(112,165)
Deficit		(77,643)	(48,227)
Equity attributable to owners of the Company		248,652	265,392
Non-controlling Interest	14	7,147	9,162
Total Equity		255,799	274,554
Total Liabilities and Equity		$381,621	$355,750
Commitments and contingencies	7, 19
Subsequent events	24

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
		Years ended December 31,
	Notes	2023	2022

Revenues	22	$198,684	$229,251
Expenses
Operating costs	23	(174,758)	(169,719)
Professional, consulting and management fees		(23,068)	(25,277)
Foreign exchange (loss) gain		(183)	1,584
Other general and administrative expenses		(11,792)	(14,319)
Share-based payments	13	362	(2,372)
Finance costs	23	(9,630)	(1,588)
Interest income		2,018	1,109
Technology start-up costs		(6,122)	(12,695)
Write-down of vanadium assets	14	(4,862)	-
Exploration and evaluation costs		(5,705)	(1,935)
		(233,740)	(225,212)
Net income (loss) before tax		$(35,056)	$4,039
Income tax expense	16(a)	(88)	(7,688)
Deferred income tax recovery	16(a)	2,786	1,423
Net loss		$(32,358)	$(2,226)
Other comprehensive income
Items that subsequently will be reclassified to operations:
Unrealized gain on foreign currency translation		13,965	6,607
Comprehensive income (loss)		$(18,393)	$4,381
Net loss attributable to:
Owners of the Company		$(30,343)	$(1,451)
Non-controlling interests		$(2,015)	$(775)
		$(32,358)	$(2,226)
Comprehensive income (loss) attributable to:
Owners of the Company		$(16,378)	$5,156
Non-controlling interests		$(2,015)	$(775)
		$(18,393)	$4,381
Basic loss per Common Share	15	$(0.51)	$(0.03)
Diluted loss per Common Share	15	$(0.51)	$(0.03)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	15	64,038	64,446
- Diluted	15	64,038	64,446

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares

Consolidated Statements of Changes in Equity
		Attributable to owners of the Company
	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Non-controlling interest	Shareholders' Equity
Balance at December 31, 2021	64,727	$415,982	$17,814	$(118,772)	$(49,327)	$-	$265,697
Share-based payments	-	-	2,372	-	-	-	2,372
Exercise of warrants	10	124	(34)	-	-	-	90
Exercise of stock options	36	320	(133)	-	-	-	187
Exercise of restricted share units	106	1,308	(1,308)	-	-	-	-
Expiry of warrants	-	-	(4,573)	-	4,573	-	-
Share repurchase	(873)	(6,088)	-	-	-	-	(6,088)
Sale of non-controlling interest	-	-	-	-	(2,022)	9,937	7,915
Currency translation adjustment	-	-	-	6,607	-	-	6,607
Net loss for the year	-	-	-	-	(1,451)	(775)	(2,226)
Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554

Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554
Share-based payments	-	-	(846)	-	484	-	(362)
Exercise of restricted share units	45	649	(649)	-	-	-	-
Expiry of warrants	-	-	(78)	-	78	-	-
Expiry of stock options	-	-	(365)	-	365	-	-
Currency translation adjustment	-	-	-	13,965	-	-	13,965
Net loss for the year	-	-	-	-	(30,343)	(2,015)	(32,358)
Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars

Consolidated Statements of Cash Flows
		Years ended December 31,
	Notes	2023	2022
Operating Activities
Net loss for the year		$(32,358)	$(2,226)
Depreciation		29,250	23,278
Share-based payments	13	(362)	2,372
Unrealized foreign exchange (gain)		(509)	(4,580)
Non-cash listing expense		-	571
Loss on sale of vanadium assets		156	-
Finance costs	23	9,630	1,588
Interest income		(2,018)	(1,109)
Write down of vanadium assets	14	4,862	-
Income tax expense	16(a)	88	7,688
Deferred income tax recovery	16(a)	(2,786)	(1,423)
Income tax paid		(686)	(4,735)
Cash Provided Before Working Capital Items		5,267	21,424
Change in amounts receivable		(3,861)	3,573
Change in inventory		5,361	(15,710)
Change in prepaid expenses		7,961	(7,232)
Changes in accounts payable and provisions		4,614	5,176
Change in deferred revenue		1,855	(3,771)
Net Cash Provided by Operating Activities		21,197	3,460
Financing Activities
Receipt of debt	10	70,000	55,000
Repayment of debt	10	(35,000)	(30,000)
Interest paid		(7,065)	(616)
Interest received		2,014	1,109
Lease payments		(580)	(569)
Change in restricted cash		(242)	(22)
Sale of non-controlling interest	14	-	7,344
Share repurchase	12	-	(6,088)
Issuance of common shares		-	277
Net Cash Provided by Financing Activities		29,127	26,435
Investing Activities
Intangible assets		(157)	(3,444)
Mine properties, plant and equipment		(53,546)	(42,193)
Purchase of vanadium assets		(10,115)	(14,510)
Sale of vanadium assets		933	-
Net Cash Used in Investing Activities		(62,885)	(60,147)
Effect of foreign exchange on cash		804	933
Net Change in Cash		(11,757)	(29,319)
Cash position - beginning of the year		54,471	83,790
Cash Position - end of the year		$42,714	$54,471

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

1)           Nature of operations and liquidity

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its vanadium redox flow battery technology ("VRFB"). While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

The Company has experienced declining operating results and cash flows over the course of the last year. The Company has implemented changes to address underlying operating issues, which has recently resulted in improved operating results and, based on the information currently available and prevailing market conditions, are expected to result in the Company's Maracás Menchen Mine continuing to operate at normal levels.

The Company is also actively pursuing various alternatives to increase its liquidity and capital resources including additional secured debt, which could be provided by banks, private capital providers and/or institutional investors and additional unsecured debt. In addition, the Company is evaluating strategic alternatives with respect to its Largo Clean Energy business, which may include the disposition of all or an interest in this business. There can be no assurance that the Company will be successful in achieving financing solutions on terms acceptable to the Company or that the strategic evaluations discussed above will result in a transaction.

If the Company does not continue to operate at expected levels, achieve expected vanadium and ilmenite sales volumes and prices, or secure additional financing, the Company may have to implement alternative plans to ensure that it will have sufficient liquidity for the year ending December 31, 2024 from continuing operations. These alternatives may impact future operating and financial performance.

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business.

2)           Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2023.

The consolidated financial statements were approved by the Board of Directors of the Company on March 22, 2024.

3) Basis of preparation, significant accounting policies, and future accounting changes

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value and certain inventory balances carried at net realizable value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	5

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

These consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

On February 3, 2022, the Company announced the creation of Largo Physical Vanadium Corp ("LPV") (refer to note 14).

The consolidated financial statements include the financial condition and results of operations of the Company and its subsidiaries as outlined below.

		December 31,
Name	Property (Country)	2023	2022	Arrangement	Accounting Method
Largo Vanádio de Maracás S.A.	Maracás Menchen Mine (Brazil)	99.94%	99.94%	Subsidiary	Consolidation
Largo Titânio Ltda.	N/A (Brazil)	100%	100%	Subsidiary	Consolidation
Largo Commodities Trading Ltd.	N/A (Ireland)	100%	100%	Subsidiary	Consolidation
Largo Resources USA Inc.	N/A (USA)	100%	100%	Subsidiary	Consolidation
Largo Clean Energy Corp.	N/A (USA)	100%	100%	Subsidiary	Consolidation
Largo Physical Vanadium Corp.	N/A (Canada)	65.70%	65.70%	Subsidiary	Consolidation

b) Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars which is the functional and reporting currency of the Company. The functional currency of the Company's subsidiaries is also the U.S. Dollar, other than its Brazilian subsidiaries, for which it is the Brazilian Real. The Company reconsiders the functional currency of its operations if there is a change in events and conditions which determine the primary economic environment. This is a significant judgment considering the significance of the revenues and costs to the Company's activities, and the primary economic environments in which the Company and its subsidiaries operate.

On October 1, 2022, the functional currency of LPV changed prospectively to the U.S. Dollar from the Canadian Dollar. The change occurred because LPV began its principal operations and made purchases of vanadium, which is predominantly priced in U.S. Dollars.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items denominated in foreign currencies are translated at the rates prevailing on the transaction dates. Income and expenses are translated at the average exchange rates for the period where these approximate the rates on the dates of transactions.

Exchange differences are recognized in the consolidated statements of income (loss) and comprehensive income (loss) in the period in which they arise. All other foreign exchange gains and losses are presented in the consolidated statements of income (loss) and comprehensive income (loss) within "foreign exchange (loss)".

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	6

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The financial statements of subsidiaries that do not have the U.S. dollar as the functional currency are translated into U.S. dollars as follows: assets and liabilities - at the closing rate at the date of the statement of financial position; income and expenses - at the average rate for the period (if this is considered a reasonable approximation to actual rates) or at the rate on the date of transaction. All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

c) Material accounting policies

1. Inventories

Finished products inventory, work-in-process inventory and stockpiles are measured at the lower of weighted average production cost or average purchase cost and net realizable value. Warehouse materials are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses. The Company's vanadium and ilmenite products are accounted for as finished products inventory.

Production costs include the cost of materials, labour, mine site production overheads, depreciation and conversion costs to the applicable stage of processing. Costs for shared processes are allocated between vanadium and ilmenite inventory through consideration of the estimated net realizable values of the two products.

The cost of ore stockpiles is increased based on the related current cost of production for the period and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the period of planned usage.

Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses provisions where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mine properties, plant and equipment.

2. Vanadium assets

Vanadium assets are the quantities of vanadium owned by LPV, or owned by another Largo entity pending future transfer to LPV, that are intended to be held for rental to others and long-term price appreciation. This differs from the quantities held for sale to customers that are recognized as finished products inventory. Vanadium assets are measured at cost less accumulated impairment losses. The initial cost of vanadium assets comprises its purchase price or cost of production. Purchased vanadium assets are recognized on the date that control of the vanadium asset passes to the Company.

3. Mine properties, plant and equipment

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire or construct the asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use. The capitalized value of a right of use asset is also included within mine properties, plant and equipment.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for costs which qualify for capitalization relating to mining asset additions or improvements, or mineable reserve development.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	7

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

4. Depreciation

Effective from the point an asset is available for its intended use, mine properties, plant and equipment are depreciated using either the straight line, or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of mine properties, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production calculation prospectively. In 2023 and 2022, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. Life of Mine ("LOM") plans are typically developed annually and are based on management's current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. Any change in the useful life is adjusted prospectively.

The estimated useful lives for buildings, machinery and equipment ranges from 10 to 30 years. Office equipment and computers are depreciated using the straight-line method , with estimated useful lives of 5 years and 3 years, respectively. Vehicles are depreciated using the declining balance method using a rate of 20%.

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to production inventories or ore stockpiles. Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method. Capitalized borrowing costs are amortized over the useful life of the related asset. Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

5. Other intangible assets

Other intangible assets includes acquired intellectual property, which is initially recognized at fair value, and software developed for the Company's sole use and benefit, which is initially recognized at cost, including license fees and software development costs. The initial fair value of the acquired intellectual property was determined through reference to the acquisition cost paid. Other intangible assets are amortized on a straight-line basis over their useful life. The estimated useful lives are 10 years for intellectual property and 5 years for software.

6. Impairment of non-financial assets

The carrying values of capitalized exploration and evaluation properties, development properties, mine properties, plant and equipment, vanadium assets and other intangible assets are assessed by management for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal ("FVLCD") of the asset and the asset's value in use ("VIU").

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets of the Company are grouped together into cash generating units ("CGUs") for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. This generally results in the Company evaluating its non-financial assets on a mine or project basis.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	8

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired, and an impairment loss is charged to the consolidated statement of income (loss) and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

7. Revenues

Revenues include sales of vanadium products and will include sales of ilmenite products and vanadium redox flow batteries in future periods. The Company's three principal vanadium products are vanadium pentoxide ("V2O5"), ferrovanadium ("FeV"), and vanadium trioxide ("V2O3"). The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of vanadium products to third parties, and will include the sale of ilmenite to third parties in future periods. Delivery of the vanadium and ilmenite product is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

The Company assessed the terms of its 10-year off-take agreement for the purchased of vanadium products and concluded that it will be acting as a principal, and not as an agent. Accordingly, revenues from the sale of these purchased vanadium products will be accounted for in accordance with the policy above.

Revenues are recognized on the sale of VRFBs as the Company satisfies the performance obligations in its contracts. For the Company's current VRFB contract, the performance obligation is assessed to be the acceptance of the installed VRFB by the customer.

8. Deferred revenue

Deferred revenue is recognized in the consolidated statement of financial position when a cash prepayment is received from a customer prior to the recognition of revenue. Revenue is subsequently recognized in the consolidated statement of income (loss) and comprehensive income (loss) when control has been transferred to the customer. The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

9. Taxation

Income and deferred income tax expense or recovery is comprised of current and deferred tax. Current and deferred taxes are recognized in the consolidated statement of income (loss) and comprehensive income (loss) except to the extent that they relate to an asset acquisition, or items recognized directly in equity or in other comprehensive income (loss). The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether it is probable that additional taxes will be due.

• Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous years.

• Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	9

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

10. Financial instruments

Financial instruments are recognized on the consolidated statement of financial position on the trade date, the date on which the Company or its subsidiaries become party to the contractual provisions of the financial instrument. All financial instruments are required to be classified and measured at fair value on initial recognition. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Amortized cost

Amounts receivable are classified as and measured at amortized cost using the effective interest rate ("EIR") method, less expected credit losses. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in finance costs in the consolidated statement of income (loss) and comprehensive income (loss).

Non-derivative financial liabilities
Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	10

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Accounts payable and accrued liabilities,  debt, and other long-term liabilities are classified as and accounted for at amortized cost, using the EIR method. The amortization of any long-term debt issue costs is calculated using the EIR method. Gains and losses are recognized in the consolidated statement of income (loss) and comprehensive income (loss) when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses ("ECLs") on its financial assets measured at amortized cost. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 60 days past due and considers a financial asset to be in default if it is more than 120 days past due. The Company does not have a history of any defaults or non-collections.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls, which is the difference between the cash flows due to the Company and the cash flows expected to be received.

11. Provisions

• General

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income (loss) and comprehensive income (loss), net of any reimbursements received, or virtually certain to be received. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

• Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings ponds, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground / environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss).
Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	11

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

12. Loss per share

Loss per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options, warrants and restricted share units, in the weighted average number of common shares outstanding during the period, if dilutive. In the Company's case, diluted loss per share is the same as basic loss per share in the current period presented as the effects of including all convertible securities would be anti-dilutive. If the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively. If these changes occur after the reporting period but before the financial statements are authorized for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares.

13. Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

• the contract involves the use of an identified asset;

• the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

• the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e. the date the underlying asset is first made available for use). Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjustments are made for any remeasurement of lease obligations. The cost of a right-of-use asset includes the initial lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statement of income (loss) and comprehensive income (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	12

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Lease payments for short-term leases, leases of low-value assets and variable lease payments not included in the measurement of the lease liability are classified as cash flows from operating activities. Cash payments for the principal portion of the lease liability are included in financing activities and cash payments for the interest paid portion of the lease liability are included in debt issue costs, interest, guarantee fees and other associated fees paid in financing activities.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

d) Critical judgements and estimation uncertainties

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from the amounts included in the consolidated financial statements.

The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

1. Determination of mineral reserve and resource estimates

The estimates for mineral reserves and mineral resources are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves and resources. The assessment involves geological and geophysical studies and economic data and the reliance on a number of assumptions. The estimates of the reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve and resource estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A number of accounting estimates are impacted by the mineral reserve and resource estimates:

• Capitalization and depreciation of stripping costs;

• Determination of the useful life of mine properties, plant and equipment and measurement of the depreciation expense;

• Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs; and

• Estimates of the timing of outlays for environmental rehabilitation obligations.

A change in the original estimate of reserves and resources could have a material effect in the future on the Company's financial position and results of operations.

2. Valuation of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets

The Company carries its mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets at cost less accumulated depreciation and any provision for impairment.

The Company undertakes a review of the carrying values of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and, for mine properties, discounted net future cash flows.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	13

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

In undertaking the assessment of whether impairment indicators exist, management is required to apply significant judgment in assessing whether changes to certain external and internal factors would be considered an indicator of impairment. Internal and external factors, such as (i) changes in future production and sales volumes; (ii) changes in quantity and grade of the recoverable reserves and resources; (iii) changes in vanadium prices, capital and operating costs; (iv) the Company's market capitalization and (v) changes in discount rates, are evaluated by management in determining whether there are any indicators of impairment. Estimated quantities and grades of the recoverable reserves and resources are based on information compiled by qualified persons (management's experts).

If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, reserve and resource quantities, metal prices, future capital and operating costs, discount rates and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the Company's mine properties, plant and equipment (see note 7) and other intangible assets (see note 6).

At December 31, 2023, the decline in the Company's market capitalization and significant deficit compared with the carrying amount of the Company's net assets was considered by the Company to be an indicator of impairment for the Company's Mine Properties and Largo Clean Energy CGUs.

An impairment test was performed for the Mine Properties CGU and it was determined that its estimated recoverable amount exceeded its carrying amount and no impairment charge was required.

The recoverable amount of the Mine Properties CGU was determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were reserves and resources, the life-of-mine production profile, future capital and operating expenditures, future vanadium and ilmenite prices, future foreign exchange rates and the discount rate. The estimate of future cash flows was derived from an updated life-of-mine plan. Management estimated vanadium prices based on current pricing data and anticipated market supply and demand dynamics, and used an estimated vanadium price of $6.68 per pound for 2024, increasing to $8.50 per pound for 2027 onwards. An estimated ilmenite price of $200 per tonne for 2024 was used, increasing to $213 per tonne in 2027 onwards. The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 10.5%.

An impairment test was performed for the Largo Clean Energy CGU and it was determined that, based on market indications, its estimated recoverable amount exceeded its carrying amount of $7,370 and no impairment charge was required.

3. Estimates of provisions for environmental rehabilitation

The Company has obligations for environmental rehabilitation related to its mine and development properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the Brazilian laws and regulations under which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of environmental rehabilitation provision. The environmental rehabilitation provisions are more uncertain the further into the future the mine closure activities are to be carried out.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	14

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company's policy for recording reclamation and other closure provisions is to establish provisions for future costs based on the present value of the future cash flows required to satisfy the environmental obligations. This provision is updated as the estimate for future closure costs change. The amount of the present value of the provision is added to the cost of the related development asset or mine property and will be depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to finance costs in the consolidated statement of income (loss) and comprehensive income (loss). Refer to note 11(c).

4) Amounts receivable

	December 31, 2023	December 31, 2022
Trade receivables (note 21(b))	$19,080	$18,285
Current taxes recoverable - Brazil	5,348	2,156
Current taxes recoverable - Other	1,142	506
Other receivables	28	28
Total	$25,598	$20,975

5) Inventory

	December 31, 2023	December 31, 2022
Finished products - Vanadium	$43,582	$48,546
Finished products - Ilmenite	672	-
Work-in-process	1,802	998
Stockpiles	1,328	284
Warehouse materials	14,181	14,393
Total	$61,565	$64,221

During the year ended December 31, 2023, the Company recognized net realizable value write-downs of $3,603 for vanadium finished products (year ended December 31, 2022 - $1,987), $444 for ilmenite finished products (year ended December 31, 2022 - $nil) and $21 for warehouse materials (year ended December 31, 2022 - $317). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and production costs or product acquisition costs as appropriate (note 23).

During the year ended December 31, 2023, the Company recognized a net realizable value write-down of $nil for battery components (year ended December 31, 2022 - $6,435), with the write-down included in technology start-up costs. The value of battery components inventory at December 31, 2023 and December 31, 2022 was $nil.

6) Other intangible assets

At December 31, 2023, the remaining estimated useful life of patents held by the Company was 7 years (December 31, 2022 - 8 years). At December 31, 2023, the remaining estimated useful life of capitalized software costs was 4 years (December 31, 2022 - 5 years).

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	15

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements
	Intellectual Property	Software	Total
Cost
Balance at December 31, 2021	$4,366	$-	$4,366
Additions	-	4,041	4,041
Balance at December 31, 2022	$4,366	$4,041	$8,407
Additions	-	166	166
Balance at December 31, 2023	$4,366	$4,207	$8,573
Accumulated Depreciation
Balance at December 31, 2021	$437	$-	$437
Depreciation	436	271	707
Balance at December 31, 2022	$873	$271	$1,144
Depreciation	437	839	1,276
Balance at December 31, 2023	$1,310	$1,110	$2,420
Net Book Value
At December 31, 2022	$3,493	$3,770	$7,263
At December 31, 2023	$3,056	$3,097	$6,153

7) Mine properties, plant and equipment

At December 31, 2023 and December 31, 2022, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

	Building and Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Cost
Balance at December 31, 2021	$3,968	$243	$94,477	$163,234	$5,113	$267,035
Additions	2,530	61	7,147	6,788	27,575	44,101
Disposals	(152)	-	-	(4,205)	-	(4,357)
Reclassifications	-	-	-	3,523	(3,523)	-
Effects of changes in foreign exchange rates	42	17	4,831	10,963	259	16,112
Balance at December 31, 2022	$6,388	$321	$106,455	$180,303	$29,424	$322,891
Additions	175	-	25,501	6,329	21,423	53,428
Credits received	(555)	-	-	-	-	(555)
Disposals	(370)	-	-	(2,326)	-	(2,696)
Reclassifications	-	-	-	41,902	(41,902)	-
Effects of changes in foreign exchange rates	51	25	7,138	13,853	2,826	23,893
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961
Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	16

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements
	Building and Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total

Accumulated Depreciation
Balance at December 31, 2021	$508	$243	$32,450	$87,175	$-	$120,376
Depreciation	1,198	5	4,701	18,270	-	24,174
Disposals	(152)	-	-	(4,205)	-	(4,357)
Effects of changes in foreign exchange rates	21	17	1,595	5,828	-	7,461
Balance at December 31, 2022	$1,575	$265	$38,746	$107,068	$-	$147,654
Depreciation	1,324	13	8,473	18,801	-	28,611
Disposals	(370)	-	-	(2,326)	-	(2,696)
Effects of changes in foreign exchange rates	(74)	20	2,515	8,755	-	11,216
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Net Book Value
At December 31, 2022	$4,813	$56	$67,709	$73,235	$29,424	$175,237
At December 31, 2023	$3,234	$48	$89,360	$107,763	$11,771	$212,176

Of the additions noted above, $47,519 related to the Mine Properties segment (year ended December 31, 2022 − $36,556) and $85 related to Largo Clean Energy (year ended December 31, 2022 − $3,599).

8) Leases

	Year ended
	December 31, 2023	December 31, 2022
Recognized in the consolidated statements of income (loss) and comprehensive income (loss):
Interest on lease liabilities (note 23)	$52	$84
Variable lease payments not included in the measurement of lease liabilities	$17,090	$10,897
Expenses relating to short-term leases	$958	$730

Recognized in the consolidated statements of cash flows:
Operating activities	$14,920	$10,218
Financing activities	580	569
Total cash outflow for leases	$15,500	$10,787

The Company's contract with its mining contractor, which began on September 1, 2022 and runs until August 31, 2025, was assessed to contain a lease in accordance with IFRS 16 Leases. The contractual payments are variable in that they are directly linked to operational volumes and distances. Accordingly, these payments were excluded from the measurement of the lease liability and the right-of-use asset, with no resulting lease liability or right-of-use asset. The variable lease payments are recognized in operating costs (note 23) in the consolidated statements of income (loss) and comprehensive income (loss).

At December 31, 2023 and December 31, 2022, the Company had one right-of-use asset and lease liability.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	17

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Right-of-use assets

Mine properties, plant and equipment (note 7) includes a leased building recognized as a right-of-use asset.

	Buildings	Total
Cost
Balance at December 31, 2022	$2,723	$2,723
Additions	-	-
Balance at December 31, 2023	$2,723	$2,723
Accumulated Depreciation
Balance at December 31, 2022	$894	$894
Depreciation	510	510
Balance at December 31, 2023	$1,404	$1,404
Net Book Value
At December 31, 2022	$1,829	$1,829
At December 31, 2023	$1,319	$1,319

Lease liabilities

	December 31, 2023	December 31, 2022
Maturity analysis - contractual undiscounted cash flows:
Less than one year	$600	$581
One to five years	985	1,585
Total undiscounted lease liabilities	$1,585	$2,166
Lease liabilities included in the consolidated statements of financial position:
Current	$600	$581
Non-current	$925	$1,473
Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	18

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

9) Accounts payable and accrued liabilities

	December 31, 2023	December 31, 2022
Accounts payable	$25,314	$20,459
Accrued liabilities	4,531	3,122
Accrued financial costs	1,543	287
Other taxes	775	3,092
Total	$32,163	$26,960

Current	$31,439	$26,634
Non-current	724	326
Total	$32,163	$26,960

10) Debt

	December 31, 2023	December 31, 2022
Total debt	$75,000	$40,000

		Cash flows
	December 31, 2022	Proceeds	Repayment	December 31, 2023
Total debt	$40,000	$70,000	$(35,000)	$75,000
Total liabilities from financing activities	$40,000	$70,000	$(35,000)	$75,000

		Cash flows
	December 31, 2021	Proceeds	Repayment	December 31, 2022
Total debt	$15,000	$55,000	$(30,000)	$40,000

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility. At the same time, the Company secured a new working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of $15,000 were received. This facility was originally due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum ("p.a."). The facility was repaid in full in December 2022.

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.70%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

In January 2023, the Company secured a two-year debt facility of $15,000, bearing interest at 6.85% p.a. Payments are due quarterly with principal repayments starting after a grace period of 180 days. Also in January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	19

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full its existing $15,000 facility secured in January 2023. This new facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full the Company's $20,000 facility that had been secured in December 2022.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

11) Provisions

a) Provision for litigation claims

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At December 31, 2023, the Company recognized a provision of R$29,105 ($6,012) in the current portion of provisions (December 31, 2022 - $5,076). The Company is awaiting a further ruling from a higher court in Brazil regarding interest and other payment terms. Refer to note 19. At December 31, 2023, the Company recognized a total provision of $6,447 for legal proceedings (December 31, 2022 - $5,310), including a provision of $435 (December 31, 2022 - $234) for labour matters.

At December 31, 2023, the Company recognized a provision of $453 (December 31, 2022 - $453) for contract penalties expected to be incurred within the next 12 months.

b) Provision for environmental compensation

In accordance with the terms of the Company's environmental license for its Maracás Menchen Mine, the Company recognized a provision for future social and environmental compensation. Following the direction of the Secretary of the Environment for the state of Bahia, Brazil, the Company will be required to fund social or environmental projects. At December 31, 2023, the Company recognized a provision of $398, with the full $398 expected to be incurred within the next 12 months (December 31, 2022 - $531).

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	20

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c) Provision for closure and reclamation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the provision for closure and reclamation associated with the retirement of the Company's projects:

	Maracás Menchen Mine	Currais Novos Tungsten	Total
Balance at December 31, 2021	$3,824	$474	$4,298
Changes in estimated cash flows and discount rates	(583)	(2)	(585)
Accretion	162	21	183
Effect of foreign exchange	261	33	294
Balance at December 31, 2022	$3,664	$526	$4,190
Changes in estimated cash flows and discount rates	1,484	(29)	1,455
Accretion	237	33	270
Effect of foreign exchange	327	41	368
Balance at December 31, 2023	$5,712	$571	$6,283

The Company makes a provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities. The rehabilitation provision represents the present value of estimated future rehabilitation costs relating to mine sites. These provisions have been created based on the Company's internal estimates. Assumptions, including a real discount rate of 5.56% (December 31, 2022 - 6.17%), have been made which management believes are a reasonable basis upon which to estimate the future liability.

The provision for closure and reclamation of the Maracás Menchen Mine at December 31, 2023 is based on total anticipated undiscounted cash outflows of R$73,943 ($15,273) (December 31, 2022 - R$60,409 ($11,577)) and is expected to be incurred between 2041 and 2045 (December 31, 2022 - between 2041 and 2045).

The provision for closure and reclamation of the Currais Novos Tungsten project at December 31, 2023 is based on anticipated undiscounted cash outflows of approximately R$3,390 ($700) (December 31, 2022 - R$3,238 ($621)), with reclamation expected to be incurred between 2026 and 2030 (December 31, 2022 - between 2024 and 2028).

12) Issued capital

a) Authorized

Unlimited common shares without par value.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	21

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

b) Issued

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of Shares	Cost	Number of Shares	Cost
Balance, beginning of the year	64,006	$411,646	64,727	$415,982
Exercise of warrants (note 13)	-	-	10	124
Exercise of stock options (note 13)	-	-	36	320
Exercise of restricted share units (note 13)	45	649	106	1,308
Share repurchase	-	-	(873)	(6,088)
Balance, end of the year	64,051	$412,295	64,006	$411,646

13) Equity reserves

During the year ended December 31, 2023, the Company recognized a net share-based payment expense recovery related to the forfeiture, grant and vesting of stock options and RSUs granted to the Company's directors, officers, employees and consultants of $362 (year ended December 31, 2022 - expense of $2,372). The total share-based payment amount was charged to operations.

	RSUs		Options				Warrants
	Number	Value	Number		Weighted average exercise price	Value	Number		Weighted average exercise price	Value	Total value
December 31, 2021	216	$1,551	889	C$	12.78	$4,857	1,832	C$	11.78	$11,406	$17,814
Granted[1]	111	1,204	363		11.79	2,073	-		-	-	3,277
Exercised	(123)	(1,308)	(36)		(6.70)	(133)	(10)		(11.50)	(34)	(1,475)
Expired	-	-	-		-	-	(1,480)		-	(4,573)	(4,573)
Forfeited	(4)	(7)	(208)		(13.23)	(898)	-		-	-	(905)
December 31, 2022	200	$1,440	1,008	C$	12.55	$5,899	342	C$	13.00	$6,799	$14,138
Granted[1]	230	891	424		6.60	901	-		-	-	1,792
Exercised	(63)	(649)	-		-	-	-		-	-	(649)
Expired	-	-	(29)		(24.00)	(365)	-		-	-	(365)
Forfeited	(150)	(852)	(513)		(11.26)	(1,786)	(14)		-	(78)	(2,716)
December 31, 2023	217	$830	890	C$	10.08	$4,649	328	C$	13.00	$6,721	$12,200

1. Value includes amounts relating to all outstanding grants.

a) RSUs

During the year ended December 31, 2023, the Company granted 230 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years 2024, 2025 and 2026.

During the year ended December 31, 2022, the Company granted 111 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years 2023, 2024 and 2025.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	22

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

b) Stock options

	Range of prices	No. outstanding	No. exercisable	Weighted average remaining life (years)		Weighted average exercise price		Weighted average grant date share price
C$	5.71 - 10.00	651	332	3.3	C$	6.75	C$	6.75
	15.01 - 20.00	207	141	2.8		17.40		17.40
	30.01 - 30.40	32	32	0.0		30.40		30.40
		890	505		C$	10.08

During the year ended December 31, 2023, the Company granted 424 (year ended December 31, 2022 - 363) stock options with a weighted average exercise price of C$6.60. The chart below details the inputs to the Black-Scholes model used in determining the fair value of the options granted during the year (with 0% dividend yield and 0% expected forfeiture rate).

Options vest in equal installments of one-third on the anniversary date of the grant. The remaining weighted average contractual life of options outstanding at December 31, 2023 was 3.1 years (December 31, 2022 - 2.7 years).

	Year ended
	December 31, 2023			December 31, 2022
	Grant 1	Grant 2	Grant 3	Grant 1	Grant 2	Grant 3
Grant date	1/12/2023	4/13/2023	5/18/2023	3/31/2022	6/30/2022	12/15/2022
Risk-free interest rate	3.13%	3.04%	3.29%	1.62%	2.46%	2.94%
Expected volatility	68.58%	68.25%	68.48%	75.53%	76.33%	68.84%
Expected life of options	5	5	5	5	5	5
Fair value on grant date	$4.75	$3.92	$3.38	$6.93	$9.84	$4.13
Exercise price	$8.04	$6.67	$5.71	$11.22	$15.61	$6.99
Number of options granted (000)	34	313	77	54	176	133
Expiry	01/12/28	04/13/28	05/18/28	01/20/27	04/01/27	12/14/27

c) Warrants

No. outstanding	No. exercisable	Grant Date	Expiry Date		Exercise price	Expected volatility	Expected life (years)	Expected dividend yield	Risk-free Interest rate
328	328	12/07/20	12/08/25	C$	13.00	88%	5.00	0%	0%
328	328			C$	13.00

14) Non-controlling interest

In September 2022, the Company's subsidiary, LPV, completed a reverse takeover of Column Capital Corp. ("CPC") whereby the shareholders of LPV obtained control of CPC. The combined entity was named Largo Physical Vanadium Corp. and commenced trading on the TSX Venture Exchange. As part of the transaction, the Company invested cash of C$20,000 and vanadium assets with a fair value at the time of investment of $5,503 C$7,264) into LPV. LPV received cash from other investors of C$10,220 and incurred share issuance costs of C$638 in connection with this transaction.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	23

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements
	December 31, 2023	December 31, 2022
Balance, beginning of the year	$9,162	$-
Sale of non-controlling interest	-	9,937
Net income (loss) attributable to NCI	(2,015)	(775)
Balance, end of the year	$7,147	$9,162

Selected summarized information relating to LPV is provided below, before any intercompany eliminations:

	December 31, 2023	December 31, 2022
Current assets	$1,713	$11,742
Non-current assets	19,508	15,344
Total assets	$21,221	$27,086
Current liabilities	(383)	(374)
Total Liabilities	$(383)	$(374)

Movements in vanadium assets:

	December 31, 2023	December 31, 2022
Balance, beginning of the year	$14,510	$-
Additions	10,944	14,510
Disposals	(1,918)	-
Write down (note 3(c) 2 and 6)	(4,862)	-
Balance, end of the year	$18,674	$14,510

Vanadium assets includes quantities of FeV, V2O5 and V2O3. The write down at December 31, 2023 was determined through reference to the fair value at that date, which is calculated from the appropriate market prices multiplied by the quantities held. At December 31, 2023, the Company held 1,280 tonnes of V2O5 equivalent of vanadium assets.

15)         Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 1,435 for the year ended December 31, 2023 (year ended December 31, 2022 - 1,550).
Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	24

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

16) Taxes

a) Tax recovery (expense)

	Year ended
	December 31, 2023	December 31, 2022
Income tax expense	$(88)	$(7,688)
Deferred income tax recovery	2,786	1,423
Total	$2,698	$(6,265)

The major items causing the Company's income tax expense to differ from the Canadian combined federal and provincial statutory rate of 26.50% (2022 - 26.50%) were:

	Year Ended
	December 31, 2023	December 31, 2022
Net income (loss) before tax	$(35,056)	$4,039
Expected income tax recovery (expense) based on statutory rate	9,290	(1,070)
Adjustments to expected income tax (expense) recovery:
Permanent differences and other	(641)	(6,718)
Tax effect of unrecognized temporary differences and tax losses	(5,505)	(1,442)
Tax incentives and tax loss benefit not previously recognized	-	4,581
Effect of tax rates in foreign jurisdictions	(584)	(1,669)
Foreign exchange and other	138	53
Income tax recovery (expense)	$2,698	$(6,265)

b) Changes in deferred tax assets and liabilities

	December 31, 2023	December 31, 2022
Deferred income tax asset	$7,495	$4,596
Net deferred income tax asset	$7,495	$4,596

	Year ended	2022
	December 31, 2023	December 31, 2022
Net deferred income tax asset, beginning of the year	$4,596	$3,343
Deferred income tax recovery	2,786	1,423
Effect of foreign exchange	113	(170)
Net deferred income tax asset, end of the year	$7,495	$4,596

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	25

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c) Deferred income tax balances

	December 31, 2023	December 31, 2022
Brazil
Recognized deferred tax assets:
Non-capital losses	$18,148	$11,210
Mine properties	1,694	1,999
Recognized deferred tax liabilities:
Transitional tax regime	(11,806)	(7,825)
Provisions	(3,796)	(3,402)
	$4,240	$1,982
Canada
Recognized deferred tax assets:
Non-capital losses	$3,252	$1,690
Ireland
Recognized deferred tax assets:
Non-capital losses	$-	$911
U.S.
Recognized deferred tax assets:
Non-capital losses	$1,207	$1,738
Provisions and other	3	13
Recognized deferred tax liabilities:
Mine properties, plant and equipment	(1,207)	(1,738)
	$3	$13

Net deferred income tax asset	$7,495	$4,596

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	26

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements
	December 31, 2023	December 31, 2022
Canada
Non-capital loss carry-forwards	$36,690	$45,649
Mine properties, plant and equipment	17,904	17,561
Capital losses and foreign exchange	12,260	11,760
Vanadium assets	4,862	-
Share issue costs	324	438
Ireland
Non-capital loss carry-forwards	$2,382	$-
Mine properties, plant and equipment	$1	$-
U.S.
Non-capital loss carry-forwards	$48,819	$36,645
Inventory	6,435	-
Provisions and other	1,374	361
Mine properties, plant and equipment	587	267

The Company has non-Canadian resident subsidiaries that have undistributed earnings of $257 at December 31, 2023. These undistributed earnings are not expected to be repatriated in the foreseeable future and the Company has control over the timing of such repatriations. Accordingly, taxes that may apply on repatriation have not been provided for.

The Company has approximately $17,904 (December 31, 2022 - $17,561) of Canadian development and exploration expenditures and $1,694 (December 31, 2022 - $1,999) of development costs in Brazil at December 31, 2023, which under certain circumstances can be used to reduce the taxable income of future years.

The non-capital losses in the United States, Brazil and Ireland carry forward indefinitely. The non-capital losses in Canada expire as follows:

Expiry Date	Amount	Expiry Date	Amount	Expiry Date	Amount
2034	$15,586	2037	$3,848	2040	$65
2035	136	2038	11,315	2041	322
2036	2,754	2039	13,751	2042	1,179
					$48,956

17) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Their remuneration was as follows:

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	27

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements
	Year ended
	December 31, 2023	December 31, 2022
Short-term benefits	$2,646	$3,499
Share-based payments	595	2,285
Total	$3,241	$5,784

Refer to note 19 for additional commitments with management.

18) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), Largo Clean Energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

	Sales & trading	Mine properties	Corporate	Largo Clean Energy	Largo Physical Vanadium	Inter- segment transactions & other		Total
Year ended December 31, 2023
Revenues	$170,878	$154,523	$138,349	$-	$-	$(265,066)		$198,684

Operating costs	(173,463)	(146,211)	(134,167)	-	-	279,083		(174,758)
Professional, consulting and management fees	(1,839)	(3,102)	(8,496)	(8,721)	(859)	(51)		(23,068)
Foreign exchange gain (loss)	75	207	(479)	(36)	50	-		(183)
Other general and administrative expenses	(641)	(2,442)	(3,450)	(4,494)	(186)	(579)	[1]	(11,792)
Share-based payments	-	-	362	-	-	-		362
Finance costs	(30)	(9,561)	150	(56)	(112)	(21)	[1]	(9,630)
Interest income	5	760	1,253	-	-	-		2,018
Technology start-up costs	-	-	-	(6,122)	-	-	[1]	(6,122)
Write down of vanadium assets	-	-	-	-	(4,862)	-		(4,862)
Exploration and evaluation costs	-	(4,937)	-	-	-	(768)	[2]	(5,705)
	(175,893)	(165,286)	(144,827)	(19,429)	(5,969)	277,664		(233,740)
Net income (loss) before tax	(5,015)	(10,763)	(6,478)	(19,429)	(5,969)	12,598		(35,056)
Income tax expense	(88)	-	-	-	-	-		(88)
Deferred income tax recovery (expense)	(922)	2,145	1,563	-	-	-		2,786
Net income (loss)	$(6,025)	$(8,618)	$(4,915)	$(19,429)	$(5,969)	$12,598		$(32,358)

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	28

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements
	Sales & trading	Mine properties	Corporate	Largo Clean Energy	Largo Physical Vanadium	Inter- segment transactions & other		Total
Revenues (after inter-segment eliminations)	168,603	26,812	3,269	-	-	-		198,684
At December 31, 2023
Total non-current assets	$696	$189,651	$20,903	$8,895	$19,508	$4,845		$244,498
Total assets	$55,443	$291,410	$77,683	$13,203	$21,221	$(77,339)	[3]	$381,621
Total liabilities	$33,513	$115,072	$56,347	$5,689	$383	$(85,182)	[4]	$125,822

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $82,231 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $4,890 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $85,301 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $119.

	Sales & trading	Mine properties	Corporate	Largo Clean Energy	Largo Physical Vanadium	Inter-segment transactions & other		Total
Year ended December 31, 2022
Revenues	$198,767	$185,434	$162,506	$-	$-	$(317,456)		$229,251

Operating costs	(195,591)	(142,945)	(156,737)	-	-	325,554		(169,719)
Professional, consulting and management fees	(1,832)	(4,969)	(6,705)	(10,044)	(1,727)	-		(25,277)
Foreign exchange (loss) gain	(107)	1,091	100	2	498	-		1,584
Other general and administrative expenses	(525)	(6,497)	(1,830)	(4,743)	(265)	(459)	[1]	(14,319)
Share-based payments	-	-	(2,372)	-	-	-		(2,372)
Finance costs	(36)	(1,394)	(16)	(79)	(40)	(23)	[1]	(1,588)
Interest income	-	596	351	-	162	-		1,109
Technology start-up costs	-	-	-	(11,956)	-	(739)	[1]	(12,695)
Exploration and evaluation costs	-	(1,928)	-	-	-	(7)	[2]	(1,935)
	(198,091)	(156,046)	(167,209)	(26,820)	(1,372)	324,326		(225,212)
Net income (loss) before tax	676	29,388	(4,703)	(26,820)	(1,372)	6,870		4,039
Income tax expense	(71)	(7,617)	-	-	-	-		(7,688)
Deferred income tax recovery (expense)	(31)	1,773	(319)	-	-	-		1,423
Net income (loss)	$574	$23,544	$(5,022)	$(26,820)	$(1,372)	$6,870		$(2,226)

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	29

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements
	Sales & trading	Mine properties	Corporate	Largo Clean Energy	Largo Physical Vanadium	Inter-segment transactions & other		Total
Revenues (after inter-segment eliminations)	$198,274	$30,663	$314	$-	$-	$-		$229,251
At December 31, 2022
Total non-current assets	$934	$148,508	$20,525	$12,389	$15,344	$3,906		$201,606
Total assets	$73,874	$250,926	$90,770	$15,941	$27,086	$(102,847)	[4]	$355,750
Total liabilities	$56,566	$72,842	$53,373	$5,092	$374	$(107,051)	[5]	$81,196

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(106,773) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $3,924 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $(107,225) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $174.

19)         Commitments and contingencies

At December 31, 2023, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,874 and all payable within one year. These contracts also require that additional payments of up to approximately $2,812 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The first delivery occurred in December 2023 and the Company is committed to the purchase of 360 tonnes of V2O5 in 2024, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between May 31, 2024 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $215, including $122 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of December 31, 2023 of $8,114.

Refer to note 11(a) for further commitments and contingencies.

20) Capital management

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, whilst maximizing the return to shareholders.

In the management of capital, the Company includes the components of shareholders' equity and debt. The Company manages the capital structure and makes adjustments thereto in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets, attempt to obtain additional debt financing or repay debt facilities.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	30

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements
	December 31, 2023	December 31, 2022
Equity attributable to owners of the Company	$248,652	$265,392
Debt	75,000	40,000
	$323,652	$305,392

There were no changes in the Company's capital management strategy during the year ended December 31, 2023 compared to the previous year.

21) Financial instruments

Financial assets and financial liabilities at December 31, 2023 and December 31, 2022 were as follows:

	December 31, 2023	December 31, 2022
Cash	$42,714	$54,471
Restricted cash	712	470
Trade and other receivables	19,108	18,313
Accounts payable and accrued liabilities (including non-current)	32,163	26,960
Total debt	75,000	40,000

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities were secured at interest rates consistent with the rates seen at December 31, 2023, and without any debt issuance costs and thus the carrying amount of debt approximates fair value.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	31

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2022. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $19,080, $4,194 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At December 31, 2023, no amounts are past due and in the year ended December 31, 2023, the Company has not experienced any credit losses. At December 31, 2023, the loss allowance for trade receivables was determined to be $nil (December 31, 2022 - $nil). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2023 for its financial liabilities with agreed repayment periods.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$31,439	$-	$724	$-
Debt (note 10)	-	-	75,000	-
Purchase commitments	9,113	998	80	13
Total	$40,552	$998	$75,804	$13

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $42,714 (December 31, 2022 - $54,471). Refer to note 19 for other commitments and contingencies.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At December 31, 2023, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At December 31, 2023, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2022 - 100% U.S. dollar denominated).

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	32

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At December 31, 2023, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at December 31, 2023 by approximately $64. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $496.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

22) Revenues

	Year ended
	December 31, 2023	December 31, 2022
V2O5 revenues
Produced products	$115,534	$123,529
Purchased products	9,028	3,184
	124,562	126,713
V2O3 revenues
Produced products	$13,788	$8,534
Purchased products	1,155	962
	14,943	9,496
FeV revenues
Produced products	$57,686	$71,025
Purchased products	1,386	22,017
	59,072	93,042

Vanadium sales from contracts with customers	$198,577	$229,251
Iron ore sales from contracts with customers	107	-
	$198,684	$229,251

In the year ended December 31, 2023, the Company's revenues were from transactions with multiple customers, including two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $54,768 (included in the Sales & trading segment) and $23,621 (included across both the Sales & trading and Mine properties segments).

The Company's V2O3 revenues were predominantly from transactions with one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including two customers who each represented more than 10% of FeV revenues.

In the year ended December 31, 2022, the Company's revenues include transactions with one customer who represented more than 10% of revenues, with revenues of $32,825 included in the Sales & trading segment. The Company's V2O3 revenues in that period were predominantly from one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including two customers who each represented more than 10% of FeV revenues.
Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	33

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

23) Expenses

	Year ended
	December 31, 2023	December 31, 2022
Finance costs:
Interest expense and fees	$9,308	$1,379
Interest on lease liabilities	52	84
Accretion	270	183
Loss allowance for trade receivables	-	(58)
	$9,630	$1,588
Operating costs:
Direct mine and production costs	$103,545	$94,521
Conversion costs	7,319	8,070
Product acquisition costs	15,354	24,426
Royalties	9,162	10,371
Distribution costs	8,540	9,169
Inventory write-down (note 5)	4,068	2,304
Depreciation and amortization	26,048	20,882
Iron ore costs	722	659
Insurance proceeds	-	(683)
	$174,758	$169,719
Employee compensation amounts included in the consolidated statements of income (loss):
Compensation	$14,962	$12,039
Share-based payments	(362)	2,372
	$14,600	$14,411

Total depreciation and amortization amounts included in the consolidated statements of income (loss):	$29,250	$23,278

24) Subsequent events

On March 12, 2024, the Company and Stryten Energy LLC ("Stryten") (together the "Parties") signed a nonbinding letter of intent to establish a new venture, owned equally by each of the Parties, that would combine the Company's wholly owned subsidiary, Largo Clean Energy Corp., with Stryten's vanadium redox flow battery business.

The Parties will use reasonable efforts to negotiate toward the execution, subject to the Parties agreement in their sole discretion, of definitive transaction agreements, including, without limitation, a stock purchase agreement setting forth the terms and conditions of the transactions contemplated by the Term Sheet (the “Proposed Transaction”). The Company anticipates that the Proposed Transaction will be completed within the next quarter.

Accordingly, the Company classified the Largo Clean Energy segment as being held for sale in March 2024. At December 31, 2023, the carrying amount of the Largo Clean Energy segment's net assets was $7,514, which includes other intangible assets (intellectual property) of $3,056 and mine properties, plant and equipment of $5,839.

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022	34